SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Collection Period ending December 17, 2003


                INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED,
                    (in its capacity as trust manager for the
                   Interstar Millenium Series 2003-3G Trust)
          -------------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


       Level 28, 367 Collins Street, Melbourne, Victoria, 3000, Australia
       -------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F  [X]           Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                  No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.



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OTHER EVENTS

On July 9, 2003 Interstar Securitisation Management Pty Limited, in its capacity as Trust Manager (the Trust Manager) of the Interstar Millenium Series 2003-3G Trust (the Trust), publicly issued US$600,000,000 of Class A2 Mortgage Backed Floating Rate Notes due September 2035 and US$25,000,000 of Class B1 Mortgage Backed Floating Rate Notes due September 2035 (the Notes) pursuant to a registration statement (No. 333-105239) declared effective on June 27, 2003. Interstar Securitisation Management Pty Limited was the manager for the issuance of the Notes. Capitalized terms used in this Form 6-K and not defined have the same meanings given to them in the prospectus related to the Notes.

On September 29, 2003, the Quarterly Payment Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Notes issued by the Trust.

On December 29, 2003, the Quarterly Payment Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Notes issued by the Trust.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Interstar Millennium Series 2003-3G Trust, by the undersigned, thereunto duly authorized.

                                         Interstar Securitisation Management Pty
                                         Limited, (in its capacity as trust
                                         manager for the Interstar Millennium
                                         Series 2003-3G Trust) (Registrant)

Dated: January 12, 2004



                                    By:  /s/  Vernon Spencer
                                       -----------------------------------------
                                       Name:  Vernon Spencer
                                       Title: Director




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                                  EXHIBIT INDEX


Exhibit          Description
-------          -----------

 99.1            Quarterly Noteholders Report Related to the December 29, 2003
                 Distribution





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